

Mail Stop 4631

August 26, 2009

By U.S. Mail and Facsimile

Mr. Jeffrey R. Dauer
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road – 5th Floor
Reston, VA 20190

> **Re:     Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 001-32375**

Dear Mr. Dauer:

  We have reviewed your response letter dated August 21, 2009 and have the following additional comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 2 – Real Estate Held for Development and Sale, page 5

1.     You disclosed that since a friendly foreclosure agreement could not be consummated with Cornerstone Bank at June 30, 2009, you reclassified $3.3 million from real estate held for development and sale to the $5.1 million debt balance outstanding to Cornerstone Bank.  Please supplementally tell us how you determined that right of offset is appropriate and complies with FASB Interpretation No. 39.

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  Please respond to this comment within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your response to our comments.

Mr. Jeffrey R. Dauer
Comstock Homebuilding Companies, Inc.
August 26, 2009
Page 2

      If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

      Sincerely,


      John Cash
      Accounting Branch Chief